Exhibit 99.1

Rail Vision Advances Strategic Collaboration with Israel Railways Cargo Division

With its MainLine product already installed on Israel Railways’ locomotives, this collaboration aims to expand Rail Vision’s product offering by deploying its ShuntingYard product within Israel Railways’ cargo division

Ra’anana, Israel, February 6, 2026 (GLOBE NEWSWIRE) – Rail Vision Ltd. (Nasdaq: RVSN) (“Rail Vision” or the “Company”), an early commercialization stage technology company seeking to revolutionize railway safety and the data-related market, announced today its advancement to the next phase of its collaboration with Israel Railways.

As previously announced, Israel Railways purchased and installed Rail Vision’s MainLine systems on its locomotives and this advancement marks the next step in the evaluation of Rail Vision’s ShuntingYard product for potential adoption by Israel Railways.

Designed specifically for the demanding stop-and-go dynamics of rail yards, Rail Vision’s ShuntingYard product, already deployed with major U.S. customers, combines electro-optical sensors and real-time AI to provide continuous front-to-back situational awareness for locomotives drivers, enhancing their abilities and confidence, even in low-light and adverse weather conditions.

Rail Vision and Israel Railways have agreed to proceed with a one-month evaluation pilot of the ShuntingYard system at Israel Railways following a successful initial capability demonstration. The pilot will enable in-depth familiarization with the system’s performance under local operational conditions and enable the collection of detailed requirements and operational feedback from Israel Railways’ cargo team.

“In recent years, Israel Railways has been leading many innovation processes and projects that enable the company to be at the forefront of global railway technology,” stated by Avshalom Elmaliach, acting CEO of Israel Railways. “The collaboration with Rail Vision, and the innovative products resulting from it, will have a positive impact on railway safety both in Israel and around the world.”

David BenDavid, CEO of Rail Vision, added, “The upcoming pilot marks another milestone in our mission to make every railroad yard as safe and productive as possible. Our ShuntingYard product was developed collaboratively with operators, and the positive response from Israel Railways’ Cargo Division underscores the tangible value our solution is already delivering to customers in the United States. We remain committed to our strong partnership with Israel Railways and are excited to move forward with the pilot.”

Following the successful completion of the evaluation pilot, Rail Vision and Israel Railways plan to explore deployment options designed to deliver measurable enhancements in safety, operational efficiency, and maintenance cost savings.

About Rail Vision Ltd.

Rail Vision is a development stage technology company that is seeking to revolutionize railway safety and the data-related market. The company has developed cutting edge, artificial intelligence based, industry-leading technology specifically designed for railways. The company has developed its railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. Rail Vision believes that its technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, the company believes that its technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality. For more information, please visit https://www.railvision.io/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it advancing to the next phase of collaboration with Israel Railways, its mission to make every railroad yard as safe and productive as possible and how following the successful completion of the evaluation pilot, Rail Vision and Israel Railways plan to explore deployment options designed to deliver measurable enhancements in safety, operational efficiency, and maintenance cost savings. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on March 31, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Rail Vision is not responsible for the contents of third-party websites.

Investor Relations:

Michal Efraty

investors@railvision.io